UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

DEERFIELD CAPITAL CORP.
-----------------------------------------------------------------
(Name of Issuer)


COMMON, $0.001 PAR VALUE PER SHARE
-----------------------------------------------------------------
(Title of class of Securities)


244572301
--------------
(CUSIP Number)


16 June 2008
-----------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[X]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















CUSIP NO. 244572301						Page 2 of 12 Pages



1.	NAME OF REPORTING PERSON
       RUSHMORE INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,055,400


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,055,400



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,055,400 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.1%

12.	TYPE OF REPORTING PERSON*
       CO

















CUSIP NO. 244572301						Page 3 of 12 Pages


1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,055,400


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,055,400



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,055,400 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.1%

12.	TYPE OF REPORTING PERSON*
       IN

















CUSIP NO. 244572301						Page 4 of 12 Pages


1.	NAME OF REPORTING PERSON
       COPPER MOUNTAIN INVESTMENTS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,775,000


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,775,000



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,775,000  shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.2%

12.	TYPE OF REPORTING PERSON*
       CO




















CUSIP NO. 244572301						Page 5 of 12 Pages


1.	NAME OF REPORTING PERSON
       ROBERT C. DART RESIDUAL TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,775,000


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,775,000



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,775,000  shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.2%

12.	TYPE OF REPORTING PERSON*
       TRUST








CUSIP NO. 244572301						Page 6 of 12 Pages


1.	NAME OF REPORTING PERSON
       WILLIAM A. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,775,000


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,775,000



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,775,000  shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.2%

12.	TYPE OF REPORTING PERSON*
       INDIVIDUAL





















CUSIP NO. 244572301						Page 7 of 12 Pages


1.	NAME OF REPORTING PERSON
       CLAIRE T. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				4,775,000


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			4,775,000



9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,775,000  shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.2%

12.	TYPE OF REPORTING PERSON*
       INDIVIDUAL






CUSIP NO. 244572301						Page 8 of 12 Pages


1.	NAME OF REPORTING PERSON
       WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				3,375,900


7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			3,375,900




9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,375,900 shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.1%

12.	TYPE OF REPORTING PERSON*
       PRIVATE FOUNDATION













CUSIP No. 244572301						Page 9 of 12 Pages

EXPLANATORY NOTE: The Reporting Persons have previously disclosed their beneficial ownership of the common stock of the Issuer on Schedule 13D. On 16 June, 2008, the Reporting Persons filed Amendment No. 5 to Schedule 13D to report that their aggregate beneficial ownership has been reduced to less than 20% of the outstanding shares of common stock and that the Reporting Persons would be filing a Schedule 13G pursuant to Rule 13d-1(c) to report their beneficial ownership.


ITEM l(a).	NAME OF ISSUER:
       DEERFIELD CAPITAL CORP.

ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       6250 N. RIVER ROAD
       ROSEMONT, IL  60018

ITEM 2(a)-(c).	NAME, ADDRESS AND CITIZENSHIP OF EACH PERSON FILING:

Rushmore Investments Ltd. (Rushmore), P. O. Box 30229, Grand
Cayman, KY1-1201, Cayman Islands, a Cayman Islands company.

Robert C. Dart, P. O. Box 30229, Grand Cayman, KY1-1201, Cayman
Islands, a Belize citizen, is the beneficial owner of all of the outstanding stock of Rushmore.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363, Grand Cayman, KY1-1206 Cayman Islands, a Cayman
Islands company.

Robert C. Dart Residual Trust (the Dart Residual Trust), c/o Dart Financial Corporation, 500 Hogsback Road, Mason, MI 48854, a Michigan trust, owns all of the outstanding stock of Copper Mountain. Dart Financial Corporation, 500 Hogsback Road, Mason, MI 48854, a Nevada corporation, is the Trustee of the Dart Residual Trust.

William A. Dart and Claire T. Dart, 1952 Field Road, Sarasota, FL
34231,US citizens, through the William A. Dart Revocable Trust and the Claire T. Dart Revocable Trust, own Dart Financial
Corporation.

The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.


The Dart Foundation, Rushmore, Robert C. Dart, Copper Mountain, the Dart Residual Trust, William A. Dart and Claire T. Dart (the Reporting Persons)are filing jointly because they may be regarded as a group. However, a) Rushmore, Copper Mountain, and the Dart Foundation each disclaim beneficial ownership of the shares owned by the others, (b) Robert C. Dart disclaims beneficial ownership of the shares owned by Copper Mountain and the Dart Foundation,

CUSIP No. 244572301						Page 10 of 12 Pages

and (c) the Dart Residual Trust, William A. Dart and Claire T.
Dart disclaim beneficial ownership of the shares owned by Rushmore and the Dart Foundation.

Each of the Reporting Persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $.001 par value per share

ITEM 2(e).	CUSIP NUMBER:	244572301

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP
As of the date of this filing, Rushmore and Robert C. Dart beneficially own in the aggregate the following:

(a)	Amount Beneficially owned:	4,055,400
(b)	Percent of Class:	6.1%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  4,055,400
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       4,055,400

As of the date of this filing, Copper Mountain, the Dart Residual Trust, William A. Dart and Claire T. Dart beneficially own in the aggregate the following:

(a)	Amount Beneficially owned:	4,775,000
(b)	Percent of Class:	7.2%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  4,775,000
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       4,775,000

As of the date of this filing, the William and Claire Dart Foundation beneficially owns the following:

(a)	Amount Beneficially owned:	3,375,900
(b)	Percent of Class:	5.1%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	3,375,900
       (ii) shared power to vote or to direct the vote:  -0-
       (iii)sole power to dispose of or to direct the disposition of:
            3,375,900
       (iv) shared power to dispose of or to direct the disposition of:
             -0-
CUSIP No. 244572301						Page 11 of 12 Pages

ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[ ]

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.  Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.


ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
       SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
16 June 2008

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART
16 June 2008

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
16 June 2008

WILLIAM A. DART
16 June 2008

CLAIRE T. DART
16 June 2008



CUSIP No. 244572301						Page 12 of 12 Pages


EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Form 13G (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.




WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
16 June 2008

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART
16 June 2008

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
16 June 2008

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
16 June 2008

WILLIAM A. DART
16 June 2008

CLAIRE T. DART
16 June 2008